UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 3)*

Bioceres Crop Solutions Corp.
(Name of Issuer)
Ordinary Shares, par value US$0.0001 per share
(Title of Class of Securities)

G1117K114
(CUSIP Number)

German Firpo c/o DRACO Capital Investment Management Company S.A. Dr. Luis Bonavita 1294, Office 2410 Montevideo, Uruguay +54 11 3987-3700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G1117K114

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

DRACO Capital Investment Management Company S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,940,635

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

8,940,635

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
8,940,635

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.8%

14.	TYPE OF REPORTING PERSON*

OO, IA

CUSIP No.	G1117K114

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

5D+ Draco I Latam Income Plus Segregated Portfolio

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,940,635

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

8,940,635

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
8,940,635

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.8%

14.	TYPE OF REPORTING PERSON*

CO

CUSIP No.	G1117K114

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Biotech Investment Holding Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[X]
	(b)	[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,940,635

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

8,940,635

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
8,940,635

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.8%

14.	TYPE OF REPORTING PERSON*

CO

CUSIP No.	G1117K114

Item 1.	Security and Issuer.

The name of the issuer is Bioceres Crop Solutions Corp. (the "Issuer"). The address of the Issuer's principal executive offices is Ocampo 210 bis Predio CCT, Rosario, Santa Fe, Argentina. This Schedule 13D relates to the Issuer's Ordinary Shares, par value US$0.0001 per share (the "Shares").

Item 2.	Identity and Background.

(a-c, f) This Schedule 13D is being filed jointly by DRACO Capital Investment Management Company S.A., a company incorporated under the laws of Uruguay, 5D+ Draco I Latam Income Plus Segregated Portfolio, a company incorporated under the laws of the Cayman Islands, and Biotech Investment Holding Ltd., a company incorporated under the laws of the British Virgin Islands (the “Reporting Persons”).  The principal business address of DRACO Capital Investment Management Company S.A. is Dr. Luis Bonavita 1294, Office 2410, Montevideo, Uruguay. The principal business address of 5D+ Draco I Latam Income Plus Segregated Portfolio is c/o Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands. The principal business address of Biotech Investment Holding Ltd. is 3076 Sir Francis Drake’s Highway, P.O. Box 3463, Road Town, Tortola, British Virgin Islands.

(d) There were no criminal proceedings during the last five years referred to in Item 2(d), in which the Reporting Persons or their executive officers were convicted (excluding traffic violations or similar misdemeanors).

(e)  None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from the working capital of 5D+ Draco I Latam Income Plus Segregated Portfolio and Biotech Investment Holding Ltd.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment. The Reporting Persons evaluate their investment in the Shares on a continual basis. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) any change in the present Board of Directors or management of the Issuer; (c) any material change in the present capitalization or dividend policy of the Issuer; (d) any material change in the operating policies or corporate structure of the Issuer; (e) any change in the Issuer's charter or by-laws; (f) the Shares of the Issuer ceasing to be delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or (g) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes and may acquire additional shares and dispose of or enter into other transactions in the Shares they may be deemed to beneficially own.

The Reporting Persons reserve the right to be in contact with members of the Issuer's management, the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to maximize shareholder value.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a-e)  As of the date hereof, DRACO Capital Investment Management Company S.A. may be deemed to be the beneficial owner of 8,940,635 Shares (21.8%) of the Issuer, based upon the 41,087,803 Shares outstanding as of May 28, 2021, according to the Issuer’s Form S-8 POS filed on June 1, 2021.  DRACO Capital Investment Management Company S.A. has the sole power to vote or direct the vote of 0 Shares, DRACO Capital Investment Management Company S.A. has the shared power to vote or direct the vote of 8,940,635 Shares, DRACO Capital Investment Management Company S.A.. has the sole power to dispose or direct the disposition of 0 Shares and DRACO Capital Investment Management Company S.A. has the shared power to dispose or direct the disposition of 8,940,635 Shares to which this filing relates.

As of the date hereof, 5D+ Draco I Latam Income Plus Segregated Portfolio may be deemed to be the beneficial owner of 8,940,635 Shares (21.8%) of the Issuer, based upon the 41,087,803 Shares outstanding as of May 28, 2021, according to the Issuer’s Form S-8 POS filed on June 1, 2021. 5D+ Draco I Latam Income Plus Segregated Portfolio has the sole power to vote or direct the vote of 0 Shares, the 5D+ Draco I Latam Income Plus Segregated Portfolio has the shared power to vote or direct the vote of 8,940,635 Shares, 5D+ Draco I Latam Income Plus Segregated Portfolio has the sole power to dispose or direct the disposition of 0 Shares and the 5D+ Draco I Latam Income Plus Segregated Portfolio has the shared power to dispose or direct the disposition of 8,940,635 Shares to which this filing relates.

As of the date hereof, Biotech Investment Holding Ltd. may be deemed to be the beneficial owner of 8,940,635 Shares (21.8%) of the Issuer, based upon the 41,087,803 Shares outstanding as of May 28, 2021, according to the Issuer’s Form S-8 POS filed on June 1, 2021.  Biotech Investment Holding Ltd. has the sole power to vote or direct the vote of 0 Shares, Biotech Investment Holding Ltd. has the shared power to vote or direct the vote of 8,940,635 Shares, Biotech Investment Holding Ltd. has the sole power to dispose or direct the disposition of 0 Shares and Biotech Investment Holding Ltd. has the shared power to dispose or direct the disposition of 8,940,635 Shares to which this filing relates.

The Reporting Persons may be deemed to constitute a group for purposes of Rule 13d-3 under the Exchange Act.

The trading dates, number of Shares purchased or sold and the price per share for all transactions in the Shares during the last 60 days by the Reporting Persons are set forth in Exhibit B and were effected in the open market. The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

5,333,333.00 Shares reported herein are not yet fully paid, and a portion of such Shares has been pledged in favor of the creditor to guarantee the outstanding price due in connection with the transaction. Other than as set forth in this Schedule 13D, the Reporting Persons do no have any contract arrangement, understanding or relationship with any person with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Statement

Exhibit B	A description of the transactions in the Shares that were effected by the Reporting Persons during the last 60 days is filed herewith as Exhibit B.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 2, 2021
(Date)

DRACO Capital Investment Management Company S.A.
By: /s/ German Firpo

German Firpo
President
5D+ Draco I Latam Income Plus Segregated Portfolio
By: /s/ Ignacio Fravega

Ignacio Fravega
Director
Biotech Investment Holding Ltd.
By /s/ Roberto Schlotthauer

Roberto Schlotthauer Director

By: /s/ Ignacio Azumendi
Ignacio Azumendi
Director

* The Reporting Persons disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D dated July 2, 2021 relating to the Ordinary Shares, par value US$0.0001 per share of Bioceres Crop Solutions Corp. shall be filed on behalf of the undersigned.

DRACO Capital Investment Management Company S.A.
By: /s/ German Firpo

German Firpo
President
5D+ Draco I Latam Income Plus Segregated Portfolio
By: /s/ Ignacio Fravega

Ignacio Fravega
Director
Biotech Investment Holding Ltd.

By: /s/ Roberto Schlotthauer
Roberto Schlotthauer
Director

By: /s/ Ignacio Azumendi
Ignacio Azumendi
Director

 Exhibit B

TRANSACTIONS IN SHARES BY ACCOUNTS ADVISED BY THE REPORTING PERSONS

Transaction	Date	Shares	Price
Purchase	04/30/2021	300	$14.77
Purchase	04/30/2021	500	$14.60
Purchase	04/30/2021	200	$14.85
Purchase	04/30/2021	3,200	$14.70
Sell	04/30/2021	100	$15.50
Purchase	04/30/2021	200	$14.67
Purchase	04/30/2021	1,400	$14.94
Purchase	04/30/2021	300	$14.56
Purchase	04/30/2021	200	$14.86
Purchase	04/30/2021	1,100	$14.64
Purchase	04/30/2021	2,600	$14.66
Sell	05/03/2021	755	$15.20
Purchase	05/04/2021	10,000	$15.02
Purchase	05/04/2021	5,000	$15.00
Sell	05/05/2021	1,000	$15.30
Sell	05/05/2021	1,000	$15.25
Sell	05/05/2021	1,486	$15.21
Purchase	05/06/2021	1,000	$14.75
Purchase	05/06/2021	882	$14.96
Purchase	05/06/2021	2,000	$14.97
Purchase	05/06/2021	1,000	$14.74
Purchase	05/07/2021	11,000	$14.62
Purchase	05/07/2021	9,000	$14.73
Purchase	05/07/2021	3,000	$14.65
Purchase	05/07/2021	900	$14.88
Purchase	05/07/2021	1,624	$14.89
Purchase	05/07/2021	1,000	$14.70
Purchase	05/07/2021	2,500	$14.73
Purchase	05/12/2021	1.635	$14.75
Purchase	05/12/2021	4,500	$14.74
Purchase	05/12/2021	1,000	$14.60
Purchase	05/12/2021	4,000	$14.74
Purchase	05/12/2021	1,500	$14.67
Purchase	05/12/2021	6,900	$14.41
Purchase	05/12/2021	1,100	$14.47
Sell	05/17/2021	5,000	$15.63
Sell	05/17/2021	5,000	$15.84
Sell	05/17/2021	3,000	$15.75
Sell	05/17/2021	2,000	$15.70
Sell	05/17/2021	6,456	$15.85
Sell	05/18/2021	4,989	$15.80
Purchase	05/19/2021	1,600	$15.39
Purchase	05/19/2021	13	$15.36
Sell	05/20/2021	2,000	$15.75
Sell	05/20/2021	141	$15.75
Sell	05/21/2021	1,673	$15.75
Sell	05/25/2021	95	$15.90
Purchase	05/28/2021	1,000	$15.40
Purchase	05/28/2021	500	$15.33

Purchase	06/01/2021	1,000	$15.01
Purchase	06/01/2021	1,000	$15.05
Purchase	06/01/2021	400	$15.08
Purchase	06/01/2021	500	$15.02
Purchase	06/01/2021	800	$15.04
Purchase	06/01/2021	2,000	$15.06
Purchase	06/01/2021	300	$15.07
Purchase	06/01/2021	500	$15.05
Purchase	06/01/2021	500	$15.06
Purchase	06/01/2021	800	$15.05
Purchase	06/01/2021	500	$15.05
Purchase	06/01/2021	100	$15.07
Purchase	06/01/2021	200	$15.07
Purchase	06/02/2021	300	$14.47
Purchase	06/02/2021	1,900	$14.49
Purchase	06/02/2021	1,000	$14.47
Purchase	06/11/2021	1,500	$13.91
Purchase	06/11/2021	200	$13.93
Purchase	06/11/2021	300	$13.93
Purchase	06/11/2021	2,300	$13.94
Purchase	06/14/2021	100	$13.09
Purchase	06/14/2021	100	$12.95
Purchase	06/14/2021	100	$13.17
Purchase	06/14/2021	546	$12.90
Purchase	06/15/2021	500	$12.51
Purchase	06/15/2021	2,500	$12.45
Purchase	06/15/2021	3,000	$12.47
Purchase	06/16/2021	1,000	$11.80
Purchase	06/16/2021	2,000	$11.76
Purchase	06/16/2021	1,680	$12.06
Sell	06/16/2021	100	$11.91
Purchase	06/16/2021	2,000	$11.92
Purchase	06/16/2021	1,000	$11.75
Purchase	06/16/2021	5,000	$12.04
Purchase	06/18/2021	1,000	$12.85
Purchase	06/18/2021	1,000	$12.84
Purchase (Option)	06/18/2021	10,000	$3.00
Purchase	06/18/2021	5,000	$12.85
Purchase (Option)	06/18/2021	2,210,000	$5.50
Purchase	06/18/2021	1,000	$12.76
Sell (Option)	06/23/2021	210,000	$6.70
Sell (Option)	06/23/2021	10,000	$4.20
Sell (Option)	06/25/2021	2,000,000	$6.38
Purchase	06/29/2021	1,562,635	$11.50